WALT DISNEY INTERNET GROUP AND SHANDA TO BRING DISNEY CONTENT TO CHINA’S ONLINE GAME MARKET

Shanda to Develop and Distribute First Disney-Branded Online Casual Game for China,
Based on Popular Disney Characters

Shanghai, China and North Hollywood, Calif. – May 23, 2006 – Walt Disney Internet Group and Shanda Interactive Entertainment (NASDAQ: SNDA) announced today that the two companies have entered into an agreement to bring Disney’s premier branded entertainment content to China’s online game industry via Shanda’s online game operating platform. The agreement calls for Shanda to develop, distribute and operate an online casual game based on the magical worlds of Disney and featuring some of Disney’s most popular animated characters.

The game, which will be developed for a broader demographic than traditional online games, as well as China’s burgeoning segment of female online gamers, will be available in China for open beta in the spring of 2007.

“The market for online games in China is large and growing, and it was important for us to find the right partner. We’re pleased to have found that in Shanda,” said Mark Handler, executive vice president and managing director, International, Walt Disney Internet Group. “Disney’s rich content library, combined with Shanda’s capabilities as a leading online game operator, will bring a new, unique and fun experience for the online game consumer. We actively look to bring more of our content to the online interactive entertainment market in China.”

“The Disney brand and its lineup of animated characters are already popular in China, and through this agreement we bring this well-known content to China’s online game community in the form of an exciting new casual game. We remain firmly committed to providing our users with new and compelling entertainment content that will keep their online experience fresh and enjoyable, and we believe the addition of Disney’s wholesome content will further broaden our user demographic, thus making a significant contribution to the implementation of our home strategy,” Tianqiao Chen, Chairman and CEO of Shanda, commented. “We look forward to a successful collaboration with the Walt Disney Internet Group and are excited about bringing Disney’s content to China’s online game community.”

The agreement with Shanda marks Disney’s entrance into China’s online game market.

“China is a priority for the entire company, and this announcement is part of our strategy to expand our presence here. We have a huge competitive advantage, thanks to the strength of the Disney brand, which is embraced and sought-after around the world,” said Stanley Cheung, managing director, The Walt Disney Company (China). ”The combination of Shanda’s strong capability in developing and operating online games with Disney’s expertise in providing compelling content breaks new ground in China, as this will be yet another way for consumers to interact with and experience the magic of Disney,” Cheung added.

Shanda Interactive Entertainment Limited is an interactive entertainment company and one of the largest operators of online games in China, currently operating twelve online games, including seven MMORPGs and five casual games. In the first quarter of 2006, total peak concurrent users for all Shanda games in commercial service was 2.45 million and peak concurrent users for Shanda’s casual games, which have broader user demographics including more female users than traditional massive multiplayer role-playing games, was 1.56 million.

About Walt Disney Internet Group

Walt Disney Internet Group (WDIG) provides strategic leadership, business execution support and a world-class technology platform for all the Walt Disney Company (NYSE:DIS) Internet properties, including category leaders ESPN.com and ABCNEWS.com, and directly operates Disney.com worldwide, FamilyFun.com, Movies.com and Disney Mobile. A market leader in developing and distributing entertainment and informational content to new platforms, WDIG is committed to creating and delivering products for broadband distribution, including: ABC News On Demand, a subscription video news service that offers the Internet’s first 24-hour, live Internet-only news channel and top ABC News programs for on demand viewing; Disney Connection; and WDIG Motion, a proprietary video technology for broadband users. Through relationships with some of the world’s largest wireless carriers, WDIG distributes content and services to wireless users under the Disney brand. Additionally, WDIG has led the way in developing interactive content for televised programming through its Enhanced TV service.

In the Asia Pacific region, Disney.com has well-established, localized Internet sites in Japan, Korea, Taiwan, China, Hong Kong and Australia. WDIG launched its first broadband content service in Japan in 2003 with NTT FLET’s broadband network, reaching more than 7.9 million subscribers. In June 2005, it launched its first broadband service in Taiwan with Chungwa Telecom’s HiNet ADSL, the country’s leading broadband provider, with more than 3.5 million subscribers. WDIG has mobile content distribution in 13 markets in the Asia Pacific region, including Hong Kong, Japan, Taiwan, Korea, Singapore, China, Thailand, the Philippines, India, Australia, New Zealand, Malaysia and Macau. In this region, more than 695 million mobile consumers (nearly 100 percent) have access to Disney-branded mobile content.

Steve Wadsworth is president of WDIG, which is headquartered in North Hollywood, Calif. and has operations in Budapest, London, Munich, New York, Orlando, Fla., Prague, Seattle, Shanghai and Tokyo.

The Walt Disney Company in China

The Walt Disney Company, together with its subsidiaries and affiliates, is a leading diversified international family entertainment and media enterprise with four business segments: consumer products, media networks, parks and resorts and studio entertainment. Entering China in 1930s, The Walt Disney Company (China) now has offices in Shanghai, Beijing and Guangzhou and employs more than 100 cast members. Today, The Walt Disney Company is one of the most active and largest foreign entertainment companies in China with diversified business in consumer products, publishing, mobile content, online content, television and family entertainment programs.

About Shanda Interactive Entertainment

Shanda Interactive Entertainment Limited (NASDAQ: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literary and music content. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statement regarding the launch date of the game, design features included in the commercial release version of the game and user experience of the game developed under this cooperation. These forward-looking statements involve various risks and uncertainties. Although the companies believe that their expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risk that there are delays in completion of the game, the game is not well received by users or the proposed cooperation is otherwise not successfully executed and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

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Press Contacts:

For the Walt Disney Internet Group:

Michelle Haworth
The Walt Disney Internet Group
North Hollywood, USA
(818) 623-6952
michelle.haworth@dig.com

Alannah Goss
The Walt Disney Company International
Hong Kong
+852-2203-2198
alannah.goss@email.disney.com

For Shanda Interactive Entertainment:

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667